

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 1, 2007

Janet L. Tarkoff
Chief Legal Officer
JMP Group Inc.
600 Montgomery Street
San Francisco, CA 94111

**Re: JMP Group Inc.
Registration Statement on Form S-1
Supplemental Response Submitted on April 30, 2007
File No. 333-140689**

Dear Ms. Tarkoff:

    We have reviewed your supplemental submission and have the following comments.

<u>JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006</u>

<u>2. Summary of Significant Accounting Policies, page F-7</u>

<u>Revenue Recognition, page F-8</u>

1.   We note that you intend to disclose that you recognize revenue for all of your research-related activities when you invoice the customer. Please revise your policy disclosure to clarify when in the process you invoice the customer. In this regard, it should be clear that your policy complies with the requirements in SAB 104.

<u>5. Securities and Other Investments, page F-15</u>

2.   Please disclose the amount of your share of the earnings (losses) of the investment partnerships included in principal transactions for each period presented.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew D. Thorpe, Esq.
        Morrison & Foerster LLP
        425 Market Street
        San Francisco, CA 94105